November 13, 2013

RE: Cash offer for your Global Income Trust investment.

Dear Fellow Shareholder,

You may have recently read that Global Income Trust’s share repurchase program has been suspended, but you can still sell your shares!  CMG will pay you $3 per Share in cash. Take notice: offer expires on December 23, 2013, and we are only accepting 500,000 shares.

Global Income Trust has suspended its share redemption program and is not listed on any securities exchange, so if you want or need your cash, this offer provides you with the ability to sell your shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your Global Income Trust Shares.   We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Global Income Trust’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the enclosed Offer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by December 23, 2013 if you wish to take advantage of this offer.

There is very limited trading of Global Income Trust in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported no trades of Shares in 2013.  Further, auction trades can be burdensome and typically involve substantial fees and commissions. Global Income Trust’s share repurchase program had last been repurchasing shares at an average price of $9.37 per share—which exceeds our offer price.  However, as noted, this program has been suspended since April 10, 2013, and will be until further notice.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  If available to you, please also include a copy of a recent account statement concerning your Global Income Trust Shares. You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG is not affiliated with Global Income Trust or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 500,000 Shares, or 6.06% of the total shares outstanding, and will expire at 5:00 P.M. PST on December 23, 2013.

Shortly, you should receive a letter from Global Income Trust regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Global Income Trust or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a discount to our own estimated appraised value of $6.71, although we are not qualified real estate appraisers.  Whether or not our estimate is correct, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets, or a liquidity event involving the Share were to occur.

•           Any and all dividends paid or payable to you by the company on or after December 23, 2013, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.